AMENDED

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the year ended December 31, 2010

Throughout this MD&A, Eldorado, we, us, our and the company mean Eldorado Gold Corporation.

This year means 2010. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of March 17, 2011. You should also read our audited consolidated financial statements for the year ended December 31, 2010. We prepare our consolidated financial statements in accordance with Canadian GAAP and file them with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our annual information form, on SEDAR at www.sedar.com.

What's inside

About Eldorado	1

2010 highlights, corporate developments and outlook
Highlights and outlook	2
Corporate developments	2

Annual updates
Operations	5
Development projects	7
Exploration	8

Annual results
Financial results	11
Results of operations	11
Non-GAAP Measures	14

Financial condition	15

Capital resources	15

Risk	20

Other information
Critical accounting policies and estimates	23
Changes in accounting policies	26
New accounting developments	26
Disclosure controls and procedures	32
Internal controls over financial reporting	32
Forward-looking information and risks	33

Summary of quarterly results	34

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration, development, production and reclamation.

Operating gold mines:

•

Kişladağ, in Turkey (100%)

•

Tanjianshan, in China (90%)

•

Jinfeng, in China (82%)

•

White Mountain, in China (95%)

Development gold projects:

•

Eastern Dragon, in China (95%)

•

Efemçukuru, in Turkey (100%)

•

Tocantinzinho, in Brazil (100%)

•

Perama Hill, in Greece (100%)

Iron ore mine:

•

Vila Nova, in Brazil (100%)

Jinfeng, White Mountain and Eastern Dragon were included in the acquisition of Sino Gold Ltd. (Sino Gold) in December 2009. Tocantinzinho was included in the acquisition of Brazauro Resources Corporation in July 2010.

Eldorado is listed on the following exchanges:

•

Toronto Stock Exchange (TSX) under the symbol ELD

•

New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

Eldorado Chess Depositary Interests (CDIs) trade on the Australian Securities Exchange (ASX) under the symbol EAU.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

2010 Highlights, corporate developments and 2011 outlook

•

Production was 74% higher than 2009, due to the addition of Jinfeng and White Mountain, and solution processing improvements at Kışladağ.

•

Gold sales (in ounces) were up 78%, as a result of higher production and drawing down on gold-in-circuit inventories. Our average realized price was $1,223 per ounce of gold, an increase of 23% over last year.

•

Earnings per share increased 46% over last year to $0.38 per share.

•

Cash generated from operating activities before changes in non-cash working capital increased 140% over last year. This is a non-GAAP measure. See page 12 for more information.

•

Paid our first dividend of Cdn$0.05 per share on June 4, 2010.

•

Kişladağ's reserves increased 50% compared to year end 2009.

•

Completed our acquisition of Brazauro Resources Corporation (Brazauro) on July 20, 2010, for 5,993,898 Eldorado common shares and other consideration.

•

Acquired the exploration licence for Xiaoshiren Central (20 km southeast of White Mountain).

•

Sold our interest in Beyinhar on February 6, 2010 for $20 million.

•

2011 production is expected to be 715,000 to 770,000 ounces of gold, at a cash operating cost of $375 to $395 per ounce.

•

2011 capital expenditures are expected to be approximately $230 million.

Corporate developments

Brazauro acquisition

On July 20, 2010, Eldorado acquired, through a court approved plan of arrangement under the laws of British Columbia (the arrangement), all the issued and outstanding securities of Brazauro Resources Corporation (Brazauro) that we did not already own for total consideration of 5,993,898 common shares of Eldorado.

Under the terms of the arrangement, former Brazauro shareholders other than Eldorado received 0.0675 of an Eldorado common share for each Brazauro share held, as well as 1/3 of a share of TriStar Gold Inc. (TriStar), a new exploration company that Eldorado funded with Cdn$10 million on July 19, 2010 as part of the Arrangement. TriStar will hold certain exploration properties previously owned by Brazauro.

Brazauro's principal asset, the Tocantinzinho Project in Tapajos, Brazil, is a late stage exploration project with current measured and indicated resources of 2.1 million ounces of gold. Eldorado also acquired option agreements to earn into 100% of the Água Branca and Piranhas properties, located in the Tapajos District immediately adjacent to the Tocantinzinho Project.

Investment in Serabi Mining plc

Eldorado acquired 12,000,000 common shares and 2,500,000 special warrants of Serabi Mining Plc (Serabi) in 2010, for a total price of approximately $6.8 million. This represents a 26.8% interest in Serabi. We are accounting for the investment in Serabi using the equity method.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Serabi is a gold mining company whose main asset is 100% of the Palito Gold property in the Tapajos region of Brazil. The Palito deposit consists of high grade, narrow gold-copper veins, with considerable exploration potential.

Disposition of Beyinhar

On April 27, 2010 Eldorado completed the disposition of its interest in the Beyinhar joint venture in Inner Mongolian Autonomous Region, China, through the sale of its wholly owned subsidiary Golden China Nei Men Gold Exploration Corporation for $20.0 million. Beyinhar was included in the acquisition of Sino Gold but considered to be a non-core asset. The sale did not have an impact on our earnings as the fair value of the property at the date of acquisition was equal to the sale price.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

 Operating highlights and outlook1,5

	2010	2009	2011 outlook[7]
Total
Gold ounces produced	632,539	363,509	715,000 to 770,000
Ounces sold	639,949	360,226
Cash operating costs ($ per ounce) [3]	382	309	375 to 395
Total cash cost ($ per ounce) [2,3]	423	337
Kışladağ
Gold ounces produced	274,592	237,210	270,000 to 285,000
Ounces sold	279,025	237,363
Cash operating costs ($ per ounce) [3]	329	279	350 to 365
Total cash cost ($ per ounce) [2,3]	339	281
Tanjianshan
Gold ounces produced	113,864	105,610	110,000 to 120,000
Ounces sold	116,765	102,710
Cash operating costs ($ per ounce) [3]	383	350	410 to 430
Total cash cost ($ per ounce) [2,3]	485	435
Jinfeng[4]
Gold ounces produced	181,950	14,541	175,000 to 185,000
Ounces sold	182,026	14,554
Cash operating costs ($ per ounce) [3]	425	471	445 to 465
Total cash cost ($ per ounce) [2,3]	480	515
White Mountain[4]
Gold ounces produced	62,133	6,148	70,000 to 75,000
Ounces sold	62,133	5,599
Cash operating costs ($ per ounce) [3]	487	400	485 to 500
Total cash cost ($ per ounce) [2,3]	522	439
Efemçukuru
Gold ounces produced	n/a	n/a	70,000 to 80,000
Cash operating costs ($ per ounce) [3]	n/a	n/a	285 to 300
Eastern Dragon
Gold ounces produced	n/a	n/a	20,000 to 25,000
Cash operating costs ($ per ounce) [3,6]	n/a	n/a	40 to 45
Vila Nova
Iron ore tonnes sold	89,074	n/a	440,000 to 480,000
Cash operating costs ($ per tonne sold)	41	n/a	40 to 45

We calculate costs according to the Gold Institute Standard.

Total cash cost is cash operating costs plus royalties and off-site administration costs.

Cash operating costs and total cash cost are non-GAAP measures. See page 14 for more information.

4

We acquired Jinfeng, White Mountain and Eastern Dragon in December 2009.

5

We recalculated cash operating costs and total cash costs for 2009 based on ounces sold.

6

Eastern Dragon cash operating costs are net of silver by-product credits.

7   Outlook uses the following assumptions:

Gold price: $1,250 per ounce	Exchange rates:
Oil price: $80 per barrel (Kişladağ only)	Cdn$1.05 = $1.00 Turkish Lira 1.50 = $1.00 Brazilian Real 1.75 = $1.00 Chinese RMB 6.50 = $1.00

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Annual updates – Operations

Kişladağ

	2010	2009
Ore mined (tonnes)	10,046,503	10,550,764
Total material mined (tonnes)	27,299,803	24,034,645
Strip ratio	1.72:1	1.28:1
Ore to pad (tonnes)	10,372,719	10,716,556
Gold grade (g/t)	1.06	1.11
Gold production (ounces)	274,592	237,210

In 2010 we increased the column size in the ADR plant and instigated intermediate leaching. The combination of these two changes resulted in an inventory drawdown of gold in the leach pad of approximately 40,000 ounces, accounting for the favourable variance from our initial guidance for 2010 of 240,000 ounces.

Cash operating cost of $329 per ounce (this is a non-GAAP measure; see page 14 for more information) was within our initial guidance of $310 to $330 per ounce. The increase in cash operating cost per ounce from the previous year (2009 - $279 per ounce) was due to higher fuel costs as well as higher strip ratios and slightly lower head grade. In 2011 we expect to produce 270,000 to 285,000 ounces of gold at a cash operating cost $350 to $365 per ounce.

In 2010, we continued to work on the Phase III expansion of the crushing circuit. This is designed to increase the crushing capacity to more than 12 million tonnes per annum. This equipment will be commissioned in Q1 2011.

We spent $54.9 million on capital projects at Kişladağ in 2010. The majority of this was to complete the Phase III crusher expansion. Other capital costs included the installation of six new leach pads (pads
16-21) and continued resource delineation drilling.

Tanjianshan

	2010	2009
Ore mined (tonnes)	1,178,293	1,566,379
Total material mined (tonnes)	4,155,030	11,847,818
Strip ratio	2.53:1	6.56:1
Ore processed (tonnes)	1,049,952	974,498
Gold grade (g/t)	4.20	5.31
Gold production (ounces)	113,864	105,610

Gold production was higher than our initial guidance of 105,000 ounces due to higher than planned mill throughput and head grade. The cash operating cost, $383 per ounce, was lower than our guidance of $435 per ounce due to higher than planned production related to the higher head grade. The increase in cash operating cost per ounce from the previous year (2009 - $350 per ounce) was due to lower head grade. In 2011 we expect to produce 110,000 to 120,000 ounces of gold at a cash operating cost $410 to $430 per ounce.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

The process plant continued to perform well. Various metallurgical improvements were completed during the year with the installation of a flash float circuit and extra flotation tank cells. Also during 2010, a major roaster shutdown was completed to coincide with an extended power outage. The roaster was inspected and found to be in good condition. An upgrade was completed at this time with improvements to the roaster cyclones to reduce the fine dust that has been overloading the Electrostatic Precipitator (ESP).

We spent $17.1 million in capital at Tanjianshan in 2010, for delineation drilling on identified resources and process plant upgrades, as well as an expansion of the tailings dam.

Jinfeng

	2010	2009[1]
Ore mined – underground (tonnes)	405,015	34,744
Ore mined – open pit (tonnes)	1,432,278	118,778
Total material mined - open pit (tonnes)	17,832,838	2,604,277
Strip ratio	11.45:1	20.9:1
Ore processed (tonnes)	1,557,199	136,054
Gold grade (g/t)	4.24	3.97
Gold production (ounces)	181,950	14,541

1  2009 numbers only from date of acquisition on December 4, 2009.

Gold production at Jinfeng for 2010 was within our initial guidance, while cash operating costs of $425 per ounce were below our initial guidance of $450 per ounce, due to lower than planned waste mining costs. In 2011 we expect to produce 175,000 to 185,000 ounces of gold at a cash operating cost $445 to $465 per ounce.

A cutback will be completed in the open pit in 2011 to allow further pit development.

The process plant continued to perform well.

We spent $15.1 million in capital at Jinfeng in 2010, on underground equipment and development, and tailings dam improvements.

White Mountain

	2010	2009[1]
Ore mined – underground (tonnes)	624,723	52,077
Ore processed (tonnes)	622.418	58,074
Gold grade (g/t)	3.98	4.26
Gold production (ounces)	62,133	6,148

1  2009 numbers only from date of acquisition on December 4, 2009.

Gold production at White Mountain for 2010 was within our initial guidance, while cash operating costs of $487 per ounce were above our initial guidance of $460 per ounce due to higher mining costs related to stope development and dewatering, as well as lower than planned recovery rates. In 2011 we expect to produce 70,000 to 75,000 ounces of gold at a cash operating cost of $485 to $500 per ounce.

Mining issues, including water inflow and cavities in the ore zone are being addressed by increasing underground development and stope availability.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

We spent $16.4 million in capital at White Mountain in 2010, mainly on underground equipment and development. A mercury removal plant was also installed and commissioned to remove mercury vapour from the electrowinning and carbon regeneration circuits.

Annual updates – Development projects

Eastern Dragon

Permitting issues delayed the start of construction at Eastern Dragon to the fourth quarter of the year.  We made the decision to enter into a specialized winter works program to complete critical path items on the implementation schedule. Due to the extremely cold weather in the region, construction activity is normally very restricted in the winter. The work program we prepared focused on providing safe working conditions for all contractors and employees. We took special precautions to ensure workers were provided with suitable clothing to work outside, working hours were restricted, there were regularly scheduled rest periods in heated areas, and special training was provided for those working in snowy conditions, particularly at height. As a result, we were able to carry out installations of critical machinery foundations and erect structural steel for the concentrator building enclosure. In addition, we were able to complete infrastructure projects to support the winter work program, such as worker housing, the electrical substation, sewage treatment infrastructure and limited road works. This effort will position the project for completion in late 2011.

We spent $10.9 million on capital projects at the Eastern Dragon project in 2010.

Efemçukuru

We continued with all aspects of the implementation phase of the Efemçukuru project this year. The main concentrator plant was advanced from civil foundation installations early in the year, through mechanical and electrical installations, to dry commissioning in the fourth quarter. Major infrastructure installations were also advanced, including preparing the tailings impound area, ancillary buildings and services and preparation of the rock dump area to receive development rock from underground. We also constructed a major water dam on site following design changes brought on by permitting issues. Construction of the tailings filtration and backfill plants was initiated mid-year with planned commissioning of the circuits in the first quarter of 2011.

Engineering and procurement of major equipment and steel work for the concentrate treatment plant at Kişladağ was nearing completion at year end. With receipt of the modified Kişladağ environmental impact assessment, civil and mechanical construction will begin in mid-2011. The plant is expected to be complete in the fourth quarter of 2011.

Start up of underground preproduction development was delayed while we were waiting for legislative changes in the Turkish mining law. The contractor was able to start development mid-year and completed approximately 45% of the contract by year end. With completion of the mine infrastructure and continued good performance from the mine contractor, we expect production at Efemçukuru to be at full capacity by mid-2011.

We spent $69.0 million on capital projects at Efemçukuru in 2010.

Vila Nova

During 2010 we sold 89,074 dry metric tonnes of iron ore as part of a trial mining program designed to test the project logistics, processing plant, and mining capacity.  We expect to ramp up production to between 440,000 and 480,000 dry metric tonnes in 2011.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Tocantinzinho

With the purchase of Brazauro and acquisition of the Tocantinzinho project in 2010, we initiated additional work on defining the ore body, completing approximately 5,600 meters of diamond drilling and preparing a prefeasibility study to define what will be an open pit mining operation. Various engineering studies have examined metallurgical response and the process design for gold recovery, geotechnical stability of the pit, hydrology and hydrogeology of the area and major infrastructure needs such as the incoming power line and the access road to the site. This work has been carried out while preparing the environmental impact assessment, which will be submitted to the Ministry of Environment in the first quarter of 2011, and issuing the prefeasibility study and declaration of resources and reserves at Tocantinzinho.

We spent $9.6 million on capital projects at the Tocantinzinho project in 2010.

Perama Hill

We continue to work closely with the Greek government and local agencies to advance the project through the permitting stage.  Our dialogue with the local communities and stakeholders has focused on informing and educating them about both the technical aspects and benefits of the project and we are encouraged by the level of support we have received.

We spent $2.4 million on capital projects at the Perama Hill project in 2010.

Annual updates – Exploration

Exploration drilling in 2010 totalled 107,088 metres at eighteen projects worldwide.

Turkey

Kişladağ

Two phases of infill and resource extension drilling totalling 75 diamond drillholes (40,825m)

were completed. Notable results include:

•

Delineation of a new contiguous high-grade gold zone within Intrusion 2A, in areas of the deposit that were originally modelled to contain low gold grades and waste.

•

Definition of the southeast margin high-grade zone, which was traced over an east-west strike length of approximately 300 metres, and lies just outside the boundary of the 2009 design pit.

•

Identification of high-grade zones along the Intrusion 3-Intrusion 1 contact in the northwest deposit area.

•

Discovery of ore-grade gold values in the basement schist adjacent to a late-stage intrusive dyke. This highlights the prospectivity of relatively unexplored areas to the west of the current deposit.

Efemçukuru

Six diamond drillholes (1,907m) testing the Kokarpinar vein were completed in 2010. The vein was intersected at or near the projected depth in all drillholes, with four of the six holes returning significant mineralized intervals. Additional planned drilling on the Kokarpinar and Kestane Beleni veins was deferred until early 2011 due to delays in obtaining the required forestry permits.

Reconnaissance programs

At the MH iron-oxide copper-gold project, results of detailed geological mapping, soil geochemistry, and geophysical surveys provided several large-scale drill targets. Eight diamond drill holes were completed for a total of 3,066 metres, testing the Köskale, Karakaya, and Kuşkayasi targets. The best results to date are from the Köskale target, a structurally controlled breccia zone with strong hematite alteration.

At the Sizma project, 22 short reverse circulation holes (1,146m) tested structurally-controlled, phyllite-hosted gold mineralization. Several of the holes intersected low-grade gold values over several tens of metres.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Six diamond drillholes were completed at the AS project for a total of 2,745 metres. Drilling targeted newly defined porphyry targets based on alteration mapping, geochemistry, and magnetic data. All holes intersected variably altered and mineralized rocks, including zones of weak porphyry-style copper, molybdenum, and gold mineralization.

At the Sayaçik project, we completed five reverse circulation holes (986m) and two diamond drill holes (866m) targeting geophysical and geochemical anomalies. No significant mineralized intervals were encountered.

Reconnaissance fieldwork including rock chip sampling, geological mapping, and soil geochemical surveys were completed at the Catak, Dolek, and Atalan projects.

China

Tanjianshan

A total of 52 diamond drill holes were completed at the 323 zone for a total of 9,838 metres. Geological modeling of the mineralization defined to date has delineated a preliminary Inferred Resource of 160,000 ounces gold at 2.75 g/t. Mineralization remains open down-plunge to the south.

At the ZXS prospect area, 40 shallow RC/RAB holes (4,418m) were completed. These were designed to test covered areas and delineate targets for follow up diamond drilling

Jinfeng

At the Jinfeng Mine, 15,318 metres of underground and surface drilling focussed on upgrading zones of inferred resources.

At the Bannian prospect, approximately 20 km southwest of the Jinfeng mine, 12 diamond drill holes (1,146m) targeted near-surface zones of structurally controlled gold mineralization. Results were mixed, highlighting the erratic nature of mineralization along the target F207 zone.

At Lintan and Yaojiatan, immediately north of the mine, 13 diamond drill holes were completed, targeting the F14 and F70 structures. Mineralized intercepts were generally narrow and low grade, and future drilling will be directed towards conceptual targets where larger tonnage deposits may be possible.

White Mountain

Drilling at the White Mountain mine focused on down-dip and along-strike extensions to known mineralization on the F100 zone. A new lens of high-grade mineralization was intersected approximately 200 metres down-dip of the known deposit in drillhole 337 (24.7m @ 8.7 g/t Au). This intercept is completely open along-strike and down-dip and will be followed up with additional drilling.

At Xiaoshiren, approximately 20 km southeast of the mine, surface mapping, rock chip sampling and soil geochemistry led to late season diamond drilling on the #4 and #5 zones. Seven holes (1,223m) were completed, several of which intersected significant mineralized breccia zones with the most significant interval grading 7.8 g/t Au over 6.5 metres.

At Dongdapo, along strike immediately northeast of the mine, geological mapping and soil geochemical surveys were completed and drill targets defined.

Three diamond drill holes were completed at the Caijiagou project (983m). No significant mineralization was encountered and the project has been dropped.

Eastern Dragon

Field activities this year included a detailed ground magnetic survey, float and outcrop sampling, and prospecting within the EL53 license area. Results of these surveys have been incorporated into our geological interpretation of the area and drill targets defined. Of note is the newly identified high-grade gold in outcrop along the river valley north of the Lode 5 deposit, which is being evaluated as a potential drill target.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Four exploration diamond drill holes (719m) were completed at the Sanjianfang exploration licence immediately south of EL53. The drilling intersected veins in several locations, but did not encounter any significant gold grades.

Brazil

Tocantinzinho

Exploration efforts at Tocantinzinho included 5,598 metres of diamond drilling and 635 metres of reverse circulation drilling. These programs included infill drilling at the Tocantinzinho deposit (15 holes), geotechnical drilling within and peripheral to the deposit (6 holes), and exploratory drilling outside the known deposit (9 diamond holes and 7 RC holes).

In addition to drilling, the soil geochemical grid was significantly expanded and a 38.5 line kilometre induced polarization geophysical survey was completed.  Several zones of anomalous chargeability/resistivity response were identified and will be drill tested.

Reconnaissance

At the Agua Branca project, three diamond drill holes (584m) were completed, finishing the program started by Brazauro before we assumed control of the project. Results were encouraging in that similar lithologies and alteration styles to those associated with the Tocantinzinho deposit were intersected; however gold grades were generally low. We have subsequently begun a program of property-wide geochemical sampling designed to identify possible additional drill targets on the property.

At Piranhas, work has focussed on rehabilitation of the airstrip and camp facilities so that exploration crews can begin reconnaissance work in 2011.

A stream sediment and rock sampling program was completed at the Triguiero project in northeast Brazil. Several isolated anomalies were defined, however follow-up work failed to identify significant mineralization and the project was subsequently dropped.

Nevada

A controlled source audio magnetotelluric (CSAMT) geophysical survey was completed at the Cathedral Well project which defined several drill targets in covered areas adjacent and down-dip from known mineralization. A reverse circulation drill program designed to test these targets began in December.

Geological mapping and rock sampling programs were completed at the Buffalo Canyon project and defined several distinct styles of mineralization and drill targets. We plan to test these targets early in 2011.

Geological and alteration mapping, soil sampling, rock sampling, and a CSAMT geophysical survey were completed at the Richmond Mountain project. Two reverse circulation holes were completed (815m) testing a conceptual target beneath cover. Results were generally disappointing and the project has been dropped.

We dropped the option on the Green Monster project due to continued permitting delays.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Annual results

Financial results

$ thousands	2010	2009	2008
Total revenue	791,175	358,467	277,723
Net income (loss)	206,063	102,404	163,656
Total assets	3,779,909	3,436,108	905,369
Total long-term financial liabilities	92,415	161,099	4,812
Earnings per share
- basic	0.38	0.26	0.46
- diluted	0.38	0.26	0.46
Cash dividends declared per share	0.05	-	-

1 Includes long-term debt net of deferred financing cost and asset retirement obligations

Net income

Our consolidated net income for the year increased by 102% over last year – from $102.4 million or $0.26 per share in 2009 to $206.1 million or $0.38 per share in 2010. The increase was driven by higher results from gold mining operations partially offset by higher income tax, general and administrative, and exploration expenses.

Revenue

Total revenues this year included $782.9 million in gold revenues and $8.3 million in iron ore sales.

Gold revenues this year were 121% higher than last year mainly for two reasons:

•

selling prices increased by 23%

•

sales volumes were up 78%: sales from Kişladağ and Tanjianshan increased by 55,717 ounces, and Jinfeng and White Mountain increased by 224,006 ounces. Jinfeng and White Mountain sales in 2009 were for the month of December.

	2010	2009
Gold ounces sold	639,949	360,226
- Kişladağ	279,025	237,363
- Tanjianshan	116,765	102,710
- Jinfeng	182,026	14,554
- White Mountain	62,133	5,599
Average selling price per ounce	$1,223	$995
Gold revenue (000s)	$782,850	$358,467

Iron ore revenues were derived from two shipments totalling 89,074 dry metric tonnes of iron ore sold in the fourth quarter at an average price of $93.50 per dry metric tonne.

Results of gold mining operations

Results from gold mining operations before taxes were up 113% over last year for three main reasons:

•

the addition of Jinfeng and White Mountain

•

higher sales volumes at Kışladağ

•

higher gold prices overall.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Earnings from gold mining operations before taxes

$ millions	2010	2009
Total
Gold sales	782.9	358.5
Operating costs	278.2	132.7
Depletion, depreciation and amortization	104.0	37.6
Earnings from mine operations	400.7	188.2
Kışladağ
Gold sales	339.1	233.1
Operating costs	98.1	67.7
Depletion, depreciation and amortization	14.1	12.0
Earnings from mine operations	226.9	153.4
Tanjianshan
Gold sales	144.0	102.5
Operating costs	58.9	45.7
Depletion, depreciation and amortization	25.5	20.5
Earnings from mine operations	59.6	36.3
Jinfeng
Gold sales	222.0	16.5
Operating costs	88.3	14.5
Depletion, depreciation and amortization	45.4	4.3
Earnings (loss) from mine operations	88.3	(2.3)
White Mountain
Gold sales	77.8	6.4
Operating costs	32.9	4.8
Depletion, depreciation and amortization	19.0	0.8
Earnings from mine operations	25.9	0.8

Operating costs

Operating costs rose 110% this year for two main reasons:

•

volume was higher at all our mines

•

unit operating costs were higher at Tanjianshan and Kışladağ

Unit operating costs were higher than 2009:

•

Kışladağ's cash operating costs per ounce increased 18% because of higher fuel costs, stripping ratios and slightly lower head grade

•

Tanjianshan's unit operating costs rose 9% because of lower head grade

Depletion, depreciation and amortization from gold mining operations

Depletion, depreciation and amortization expense was $104.0 million this year, 177% higher than 2009, mainly because of the additional expense at Jinfeng and White Mountain, including amortization of the excess purchase price allocated to proven and probable reserves at Jinfeng and White Mountain.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Other expenses

$ thousands	2010	2009
General and administrative	59.8	32.5
Income tax	89.8	41.9
Exploration	23.2	12.0
Foreign exchange	14.8	(3.0)
Interest and other	(12.9)	(2.3)
Gains on sales of marketable securities	(6.6)	(1.7)
Non-controlling interest and other	17.5	2.6

General and administrative expense

We incur general and administrative costs at our head office in Vancouver, Canada and in the countries where we conduct our business.

General and administrative expense increased $27.3 million or 84% over 2009 due to higher stock based compensation expense as well as higher headquarters costs in both Vancouver and China due to the increase in the size of our company. Stock based compensation expense increased over 2009 because there were no significant option grants in 2009.

Income taxes

Income tax expense increased $47.9 million or 114% over 2009 as a result of higher taxable income from our gold mining operations in Turkey and China. The effective tax rate of 29% was unchanged from 2009.

Foreign exchange gain/loss

We reported $14.8 million in foreign exchange losses this year, mainly related to unrealized losses on future income tax liabilities originating from the Sino acquisition denominated in Chinese renminbi. In 2009 we reported $3.0 million in foreign exchange gains, mainly related to realized gains on cash deposits denominated in Canadian dollars.

Interest and other income

Interest and other income of $12.9 million in 2010 included $7.5 million related to the sale of our Turkish subsidiary's Agi Dagi royalty interest, and $2.6 million from the sale of silver byproduct, mainly from Kişladağ.

Non-controlling interest

Non-controlling interest was $17.5 million - an increase from 2009 because of the addition of Jinfeng and White Mountain.

Exploration expense

Exploration expense increased by $11.2 million over 2009 as a result of increasing exploration activities. See Exploration on page 8 for more information.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Non-GAAP measures

Throughout this document, we have provided measures prepared in accordance with Canadian GAAP, as well as some non-GAAP performance measures as additional information for investors who also use them to evaluate our performance.

Since there is no standard method for calculating non-GAAP measures, they are not a reliable way to compare us against other companies. Non-GAAP measures should be used with other performance measures prepared in accordance with Canadian GAAP.

We have defined our non-GAAP measures below and reconciled them with the GAAP measures we report.

Cash operating cost

The table below reconciles cash operating cost to operating costs. We calculate costs according to the Gold Institute Standard.

$ thousands (except for gold ounces sold)	2010	2009
Operating costs – excluding Vila Nova (from consolidated statements of operations)	278,194	132,464
Less:
Royalty expense and production taxes	(26,734)	(10,025)
By-product credits and other adjustments[1]	(7,306)	(4,172)
Sino Gold inventory fair value adjustment	-	(6,957)
Cash operating cost	244,154	111,310
Gold ounces sold	639,949	360,226
Cash operating cost per ounce	382	309

1 Stock-based compensation expense allocated to operating expense.

Cash flow from operations before changes in non-cash working capital

We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

We believe this provides a better indication of our cash flow from operations and may be meaningful in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to Canadian GAAP.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Financial condition

Operating activities before changes in non-cash working capital generated $356.5 million in cash this year, compared to $147.0 million in 2009.

Capital expenditures

We invested $226.3 million in capital expenditures, mine development, mining licences and other assets this year.

Mine development expenditures totalled $91.9 million:

•

$69.0 million at Efemçukuru

•

$10.9 million at Eastern Dragon

•

$9.6 million at Tocantinzinho

•

$2.4 million at Perama Hill.

Spending at our producing mines totalled $103.5 million:

•

$54.9 million at Kişladağ, mostly related to the Phase III expansion

•

$15.1 million at Jinfeng, mostly related to tailings dam construction and underground mine development

•

$16.4 million at White Mountain, mainly related to underground mine development exclude Xiaoshiren

•

$17.1 million at Tanjianshan, mainly related to processing plant upgrades.

We also spent $16.0 million on Eastern Dragon joint venture buy-in payments, $10.4 million on land acquisition costs in Turkey, and $1.5 million to acquire the Xiaoshiren Central exploration licence in China. The remaining $3.04 million related to fixed assets for our corporate offices in Canada and China.

Capital resources

$ thousands	2010	2009
Cash and cash equivalents	314.3	265.4
Working capital	310.9	266.9
Restricted collateralized accounts	52.4	50.0
Debt	166.7	191.0

Chinese regulations governing cash movements within and injected into the country require that our existing debt only be paid from cash flows generated from our Chinese operations that are party to the loan.

Management believes that the working capital at December 31, 2010, together with future cash flows from operations, is sufficient to support our planned and foreseeable commitments.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Contractual obligations

as at December 31, 2010

$ thousands	2011 $	2012 $	2013 $	2014 $	2015 and later $	Total $
Debt	98,523	31,120	26,347	12,079	-	168,069
Capital leases	63	51	51	32	6	203
Operating leases	2,921	3,208	2,639	673	1	9,442
Purchase obligations	114,487	23,853	1,467	1,501	-	141,308
Totals	215,994	58,232	30,504	14,285	7	319,022

The table does not include interest on debt.

Debt

Eastern Dragon

Standby line of credit

In 2008, Eastern Dragon entered into a RMB 320.0 million ($48.3 million) standby letter of credit with China Construction Bank.

The interest rate was 5.4%, and the loan was collateralized by an irrevocable letter of credit drawn on China Construction Bank, which was collateralized by Sino Gold funds held by Bank of China Sydney Branch as restricted cash.

Eastern Dragon repaid the loan on February 5, 2010 and Sino Gold's restricted cash was released.

Project financing loan

In 2009, Eastern Dragon entered into a RMB 450.0 million ($67.9 million) project financing loan with China Merchants Bank. No amounts had been drawn down at December 31, 2010.

The loan has three components:

•

a long-term loan of RMB 320.0 million  ($48.3 million), with a five-year term, to replace the $48.3 million standby letter of credit with China Construction Bank

•

a fixed asset loan of RMB 100.0 million ($15.1 million) with a four-year term

•

a working capital loan of RMB 30.0 million ($4.5 million) with a one-year term

Interest is floating at the prevailing lending rate stipulated by the People's Bank of China for similar loans with a 10% discount, adjusted quarterly. The applicable interest rates as at December 31, 2010 are 5.60% for the long term loan and 5.23% for the fixed asset loan after discount.

The project-financing loan is secured by an irrevocable letter of Guarantee issued by Sino Gold. Under the terms of the agreement, the following conditions are required to be met before the first drawdown:

•

the project receives approval from the Heilongjiang Provincial Development and Reform Commission

•

Sino Gold opens an offshore banking business bank account with CMB and deposit $40.0 million

•

The total of the amount deposited in the offshore account, Eastern Dragon registered capital and shareholder loan is at least $84.7 million (this threshold had been reached as at December 31, 2009)

In addition, before the drawdown on the fixed asset loan, Eastern Dragon should obtain the gold operation permit.

The working capital loan can be drawn down once the following conditions are satisfied:

•

the project obtains the mining license

•

the project has been developed and is in production

•

the gold operation permit has been granted

•

the safety production permit and environmental protection permit have been granted.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

The project-financing loan requires Eastern Dragon to maintain a liability to asset ratio of 70% or lower, not including shareholder loan. Its total banking debt cannot exceed RMB 550.0 million ($83.0 million).

The project-financing loan is subject to an annual management fee of 10% of the annual interest on the drawn down amount.

No amounts were drawn down under the project-financing loan as at December 31, 2010.

Standby letter of credit

In January 2010, Eastern Dragon entered into a RMB 320.0 million ($48.3 million) Standby letter of credit loan with CMB. This loan has a one year term and is subject to a floating interest rate adjusted quarterly at 90% of the prevailing lending rate stipulated by the People's Bank of China for working capital loans. It is collateralized by way of a $52.2 million irrevocable letter of credit issued by Sino Gold to CMB.

On February 5, 2010, Eastern Dragon made a drawdown on this loan which was used to repay the LC loan with CCB.

In February 2011, this loan was extended for another year.

This loan is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the first drawdown on the project-financing loan. The loan is subject to an annual management fee of 10% of the interest accrued on the drawn down and outstanding amount. This management fee is paid in advance quarterly. The interest rate on this loan as at December 31, 2010 is 5.23%.

HSBC revolving loan facility

In May 2010, Eastern Dragon entered into a RMB 80.0 million ($12.1 million) revolving facility with HSBC Bank (China). The facility can be drawn down in minimum tranches of RMB 1.0 million ($0.2 million) or its multiples. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. The facility has a term of up to one year.

In December 2010, the facility was reviewed by the bank and extended to November 30, 2011.

The facility is secured by a letter of Guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at December 31, 2010, the security coverage is $6.1 million.

As at December 31, 2010, RMB 37.0 million ($5.6 million) had been drawn under this facility.

This facility is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the second drawdown on the project-financing loan.

After December 31, 2010, Eastern Dragon drew RMB 11.6 million ($1.8 million) under the facility and the security coverage was increased to $8.1 million.

Entrusted loan

Eastern Dragon, HSBC Bank (China) and QDML entered into an RMB 12.0 million ($1.8 million) entrusted loan agreement in November 2010.

Under the terms of the loan, QDML uses its own funds to entrust HSBC Bank (China) to provide a loan facility to Eastern Dragon in QDML's name.

The loan can be drawn down in tranches. Each drawdown has a term of three months, bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown, and can be rolled forward at QDML's discretion. As at December 31, 2010, RMB 7.9 million ($1.2 million) has been drawn.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

The loan was increased to RMB 50.0 million ($7.6 million) subsequent to year end, and an additional RMB 21.1 million ($3.2 million) drawn down. It is recorded on a net settlement basis.

Jinfeng

Jinfeng construction loan

In 2009, Jinfeng entered into a RMB 680.0 million ($102.7 million) construction loan facility with China Construction Bank (CCB).

The construction loan has a term of 6 years commencing from February 27, 2009 and is subject to a floating interest rate adjusted annually at the prevailing lending rate stipulated by the People's Bank of China for similar loans with a 5% discount.  The applicable interest rate as at December 31, 2010 is 6.08% (after 5% discount). The construction loan is secured against the following:

•

Sino Gold corporate guarantee

•

pledge of 82% Jinfeng shares held by Sino Gold

•

mortgage on all fixed assets of Jinfeng with a value above $0.1 million

•

mortgage on Jinfeng mining license and exploration license

•

mortgage on land use right.

While the construction loan is outstanding, Jinfeng is required to obtain written consent from CCB before transferring funds to Sino Gold or any of its subsidiaries, and must have a leverage ratio of 64% or lower in order to distribute dividends to its shareholders.

Principal repayment of this loan is as follows:

•

in 2011, 2012 and 2013 – quarterly payments of RMB 35.0 million ($5.3 million)

•

in 2014 – quarterly payments of RMB 32.5 million ($4.9 million)

Any pre-payments are applied to reduce future payments starting from the final payment. In 2010, Jinfeng pre-paid RMB 180.0 million ($27.2 million) on the outstanding balance of this loan, leaving a balance owing of RMB 500.0 million ($75.5 million) at December 31, 2010.

$1.7 million in deferred financing costs have been included as an offset in the balance of the loan in the financial statements, and are being amortized using the effective interest method for net deferred financing costs at December 31, 2010, $1.4 million.

Jinfeng working capital loan

In 2009, Jinfeng entered into a RMB 85.0 million ($12.8 million) working capital loan with CCB.

The working capital loan has a term of 3 years and was due on August 17, 2012. This loan was subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People's Bank of China for similar loans.

While the working capital loan was outstanding, Jinfeng was required to obtain written consent from CCB before transferring funds to Sino Gold or any of its subsidiaries and was required to have a leverage ratio of 64% or lower in order to distribute dividends to its shareholders.

In 2010, Jinfeng pre-paid the full amount on this loan.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

White Mountain

Project loan

In 2008, White Mountain entered into a project loan with CCB. The project loan has two components:

•

a fixed asset loan of RMB 190.1 million ($28.7 million) with final payment due on September 2013

•

a working capital loan of RMB 40.9 million ($6.2 million) due in November 2010.

The interest rate on the project loan is the prevailing lending rate stipulated by the People's Bank of China, adjusted annually for the fixed asset loan and twice a year for the working capital loan. The applicable interest rates as at December 31, 2010 are 5.76% for the fixed asset loan and 5.81% for the working capital loan.

The project loan is secured by a Sino Gold corporate guarantee and White Mountain's fixed assets with a value above $0.1 million.

Principal repayment of the fixed asset loan is as follows:

•

September 2010 – RMB 24.8 million ($3.8 million) (paid)

•

September 2011 – RMB 64.5 million ($9.7 million)

•

September 2012 – RMB 66.1 million ($10.0 million)

•

September 2013 – RMB 34.7 million ($5.2 million).

In 2010, White Mountain made the first payment on the fixed asset loan and extended the working capital loan for one additional year to November 15, 2011.

Working capital loan

In 2010, White Mountain entered into a RMB 50.0 million ($7.5 million) working capital loan with China Merchants Bank (CMB).

The working capital loan has a term of one year and is due on September 1, 2011. The loan is subject to a floating interest rate adjusted annually to the prevailing lending rate stipulated by the People's Bank of China for similar loans. The applicable interest rate as at December 31, 2010 is 5.31%.

This loan is secured by a letter of guarantee issued by Eldorado.

In January 2011, White Mountain pre-paid the full amount of this loan.

Defined benefit plans

We have a defined benefit pension program with two components: a registered pension plan and a non-registered supplementary pension plan (SERP). These plans, which are only available to certain qualifying employees, provide benefits based on an employee's years of service and final average earnings at retirement. Our annual contributions are actuarially determined, and are at or above the minimum requirements prescribed by legislation. We are not required to pre-fund any benefit obligation under the SERP.

Total cash payments for pension benefits for 2010, including cash contributed to the pension plan and the SERP, were $0.2 million. Based on minimum funding requirements, we may not need to make a contribution to the pension plan or to the SERP in 2011.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Equity

This year we received net proceeds of $35.9 million for issuing 5,056,216 common shares related to stock options being exercised.

We may make minor accounting adjustments to these figures before they are presented in future consolidated financial statements.

Common shares outstanding - as of March 17, 2011 - as of December 31, 2010	548,438,799 548,187,192
Share purchase options - as of March 17, 2011 (Weighted average exercise price per share: $11.40 Cdn)	11,761,753

Managing risk

This section describes the types of risks we are exposed to and our objectives and policies for managing them (please read the Company's Annual Information Form for additional information).

We manage risk using our risk management review process. Management prepares a risk assessment report every quarter outlining our operational and financial risks. The Board reviews the report to evaluate and assess the risks we are exposed to in various markets, and discusses the steps management takes to protect the company against them.

Financial risk

Liquidity risk

Liquidity risk is the risk that we cannot meet our financial obligations. We use a rigorous planning, budgeting and forecasting process to help determine the funds we will need to support our ongoing operations and our expansion plans. We believe that expected cash flows from operations and current cash and cash equivalents will provide enough cash to meet our financial obligations in 2011 and beyond.

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will not meet its obligations. To mitigate exposure to credit risk on financial assets, we have policies that require counterparties demonstrate minimum creditworthiness, and ensure liquidity of available funds. We also monitor our concentrations of credit risk and closely monitor our financial assets.

We sell our products exclusively to large international financial institutions and other organizations with strong credit ratings, and payment is normally in advance or within one week of receipt of shipment. Customer default to date has been negligible, so we consider the credit risk associated with trade receivables at December 31, 2010 to be minimal.

We invest our cash and cash equivalents in major financial institutions and in government issuances, according to our short-term investment policy. The credit risk associated with these investments is considered to be low, but many financial institutions have gone into bankruptcy or been rescued by government authorities over the past few years. That makes us subject to the risk of loss of the deposits we have with financial institutions. As at December 31, 2010, approximately 44% of our cash and cash equivalents, including restricted cash, were with one financial institution.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Currency risk

We sell gold in US dollars, but our costs are mainly in US dollars, Canadian dollars, Turkish lira, Brazilian real and Chinese renminbi. An increase in the value of any of these currencies against the US dollar can increase our production costs and capital expenditures, which can affect future cash flows.

The table below shows our assets and liabilities denominated in currencies other than the US dollar at December 31, 2010. We recognized a loss of $14.8 million on foreign exchange this year, compared to gain of $3.0 million in 2009.

$ thousands	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Brazilian real
Cash and cash equivalents	24,587	134	102	1,386	536,644	1,269
Marketable securities	7,984	-	-	-	-	-
Accounts receivable and other	2,078	-	516	16,837	137,174	10,898
Future income tax receivable	-	-	-	659	1,192	-
Accounts payable and accrued liabilities	(13,682)	(13)	(124)	(36,940)	(525,951)	(6,548)
Future income tax liabilities	-	-	-	-	(2,211,552)	-
Debt	-	-	(26,334)	(16,851)	(1,103,790)	(85,188)
Net balance	20,967	121	(25,840)	(34,909)	(3,207,961)	(79,569)
Equivalent in US dollars	21,081	125	(34,601)	(22,581)	(484,373)	(47,755)

Accounts receivable and other current and long-term assets relate to goods and services taxes, income taxes, value-added taxes and insurance receivables.

We recorded $424.2 million in future income tax liabilities resulting from our acquisitions, which were valued in local currencies. We revalue these liabilities at the end of each reporting period at the exchange rate at that time, and record the non-cash gain or loss in that period's net earnings.

Interest rate risk

Interest rates determine how much interest we pay on our debt, and how much we earn on our cash and cash equivalents, which can affect future cash flows.

Much of our debt has a floating interest rate. The average interest rate on our debt at December 31, 2010 was 5.94%, compared to 5.45% at the end of 2009. We earned an average of approximately 0.51% in interest on our cash and cash equivalents this year, compared to 0.83% in 2009.

We don't actively manage our exposure to changes in interest rates.

Price risk

Our profitability depends on the price of gold, which is affected by many things, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of the world's major gold-producing countries. We don't hedge against changes in the price of gold.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel and electricity. We are evaluating a hedge against changes in the price of diesel fuel.

Electricity is regionally priced in Turkey and China and semi-regulated by the federal governments of those countries, which reduces the risk of price fluctuations. We don't hedge against changes in the price of electricity.

Sensitivity analysis for key variables

	A change of	Would change our after-tax net earnings by
Currency values against the US dollar	1%	$5.6 million
Price of gold (based on the expectations and assumptions we used in our 2010 outlook)	10%	$66.8 million
Interest rate on debt	10%	$0.5 million
Interest earned on cash and cash equivalents	10%	$0.3 million
Price of diesel fuel	10%	$1.8 million

Other risks and uncertainties

Exploration and development

The cost and results of our exploration and development programs affect our profitability and value. The life of a mine is fixed based on its mineral reserves, so we actively seek to replace and expand our reserves, mainly through exploration, acquisition and the development of our existing operations. Exploring for minerals involves many risks and may not lead to new economically viable mining operations or yield new reserves to replace and expand current reserves. Our reserve estimates are based on certain assumptions and affected by the inherent limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties that we have, or are seeking, an interest in. Although we take every precaution to ensure that legal title to our properties is properly recorded in our name, there can be no assurance we will ultimately secure title on every property. Legal title to our properties depends on the laws in the countries we operate in, and their appropriate and consistent application.

Operations

The business of gold mining involves many operational risks and hazards. We work to reduce the risks associated with our projects by setting high operational standards, hiring and training appropriately skilled personnel, and making improvements to our operations. We maintain adequate insurance to cover normal business risk. We rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations that govern environmental protection and employee health and safety. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits. While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect our financial condition, liquidity or results of operations.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Permits

We are required to obtain and maintain a wide range of government permits for our projects and operations. There is no assurance that we will be able to get them on a timely basis, or at all.

Laws and regulations

Our mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations that govern prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Litigation

All industries, including mining, are subject to legal claims that can be with and without merit. Defence and settlement costs can be substantial, even for claims that have no merit. We describe the legal status of our worldwide projects and operations in our annual information form.

The litigation process is inherently uncertain, so there can be no assurance that the resolution of a legal proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.

Political risk

We operate in four countries outside of North America: Turkey, China, Brazil and Greece. Our operations in these countries may be subject to political, economic and other risks that may affect our future operations and financial position.

Other information

Critical accounting policies and estimates

We are required to make estimates that affect the amount of assets, liabilities, contingent liabilities revenue and expenses we report. We have identified the following critical accounting policies and estimates. You can find all of our significant account policies in note 2 of our 2010 consolidated financial statements.

Inventories

We value finished goods, work-in-process, heap leach ore and stockpiled ore at the average production cost or its net realizable value – whichever is lower.

We consider ore stacked on our leach pads and in process at our mines as work-in-process inventory and record their value in earnings, and include them in the cost of sales on based on ounces of gold recovered, using the following assumptions in our estimates:

•

the amount of gold we estimate is in the ore stacked on the leach pads

•

the amount of gold we expect to recover from the stacks

•

the amount of gold in the mill circuits

•

the gold price we expect to realize when the gold is recovered.

If our estimates or assumptions are inaccurate, we could be required to write down the value we have recorded on our work-in-process inventories, which would reduce our earnings and working capital. At December 31, 2010, the average cost of inventory was significantly below its net realizable value.

Reserves and resources

Our estimates for Kişladağ, Efemçukuru, Tanjianshan, Jinfeng, White Mountain, Perama, Tocantinzinho, Eastern Dragon, and Vila Nova are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101), developed by the Canadian Securities Administrators.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

You will not be able to compare the mineral reserve and resources information in this report with similar information from U.S. companies. The United States Securities & Exchange Commission (SEC) defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources

(mining terms under NI 43-101), and does not accept them in reports and registration statements. You should not assume that:

•

the mineral reserves defined in this report qualify as reserves under SEC standards

•

the measured and indicated mineral resources in this report will ever be converted to reserves

•

the inferred mineral resources in this report are economically mineable, or will ever be upgraded to a higher category.

Value beyond proven and probable reserves

On acquisition of a mineral property, we prepare an estimate of the fair value of the exploration potential of that property and record this amount as an asset, called value beyond proven and probable (VBPP), as at the date of acquisition. As part of our annual business cycle, we prepare estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves subject to amortization.

Mining interests

We depreciated most of our mining properties, plant and equipment using the unit-of-production method, where the value of property is reduced as reserves are depleted. We base this on mining rates and our estimates of reserves. If these change, we could be required to write down the recorded value of our mining properties, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce our earnings and net assets.

At the end of every year, we assess whether there has been an impairment of our capitalized mining properties, plant and equipment. If there were an impairment, we would be required to write down the recorded value of our mining properties, plant and equipment, which would reduce our earnings and net assets.

For producing properties, we base our assessment on the future net cash flows we expect the property will generate. There will be an impairment if metal prices are lower, production costs have increased, or metal recoveries are lower than previously estimated.

For non-producing properties, we base our assessment on whether there are factors that might indicate the need for a write-down. There will be an impairment if we believe current economics or permitting issues will prevent us from recovering the costs we have deferred for the property.

At December 31, 2010, based on an average projected gold price for 2011 of $1,400 per ounce decreasing to a long-term price of $1,050 per ounce by 2014, the estimated undiscounted net cash flow from our mining properties, plant and equipment exceeded their carrying values.

Goodwill and impairment testing

We account for business combinations using the purchase method of accounting. We record the fair market value of assets acquired and liabilities assumed as of the date of acquisition, and record any excess of the purchase price over fair value as goodwill. The assumptions underlying fair value estimates are subject to significant risks and uncertainties.

We review and evaluate the carrying amount of goodwill every year by comparing the fair value of our reporting units to their carrying amounts. If a reporting unit's carrying value exceeds its fair value, we compare its carrying value to the implied fair value of its goodwill, and charge the amount the carrying value exceeds fair value to operations.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

At December 31, 2010, our consolidated balance sheet included $365.9 million in goodwill for Sino Gold ($363.7 million) and Tanjianshan ($2.2 million). We used a discount rate of 9% to calculate the net present value of cash flows from Tanjianshan to estimate its implied fair value. We used a discount rate of between 7% and 9% to calculate the net present value of cash flows from Sino Gold mines in order to estimate their fair values. There was no impairment of goodwill for either unit.

Operating costs

We calculate cash operating costs according to the Gold Institute Standard. Future operating costs include estimates of foreign currency exchange and inflation trends.

Stock-based compensation

We use the Black-Scholes Model to calculate the fair value of stock options that have been given to employees, officers and directors. This model uses assumptions of share price, volatility and expected life of options.

Asset retirement obligations

We estimate the mine closure date, the credit-adjusted risk-free rate, the inflation rate and the timing reclamation costs to determine the carrying value of an asset retirement obligation.

Income taxes

We record income taxes using income tax rates we expect to apply in the years we estimate the various temporary differences will be recovered or settled. Where the tax laws and regulations are unclear or subject to varying interpretations, these estimates could change, and materially affect the amount of income tax liabilities recorded at the balance sheet date.

Financial instruments

We report investments classified as held for trading or available for sale, and derivative financial instruments, at fair value, and include unrealized gains or losses in earnings. We use the published price in an active market when it's available, or calculate fair value using inputs observed from the market.

Pension plans

We use various actuarial assumptions to estimate our obligations and expenses, including a long-term estimate of the expected rate of return on plan assets, the discount rate, the rate of salary escalation and the average remaining service period of active employees expected to receive benefits.

Key assumptions – pension plans	December 31, 2010		December 31, 2009
	Pension plan	SERP	Pension plan	SERP
Expected long term-rate of return on plan assets	6.50%	6.50%	6.50%	6.50%
Discount rate beginning of year	6.00%	6.00%	7.50%	7.50%
Discount rate end of year	5.50%	5.50%	6.00%	6.00%
Rate of salary escalation	4.50%	4.50%	4.50%	4.50%
Average remaining service period of active employees expected to receive benefits	5 years	5 years	5 years	5 years

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Changes in accounting policies

We adopted an accounting policy for long-term investments in the second quarter of this year. We use the equity method to account for Investments in significantly influenced companies, where we adjust the original cost of the shares for our share of post-acquisition earnings or losses, less dividends.

New accounting developments

Business combinations (Section 1582)

In January 2009, the Canadian Institute for Chartered Accountants (CICA) issued Section 1582, Business combinations, which requires that:

•

all assets and liabilities of an acquired business be recorded at fair value at acquisition

•

obligations for contingent consideration and contingencies be recorded at fair value at the acquisition date

•

acquisition-related costs be expensed as incurred

•

restructuring charges be expensed in the periods after the acquisition date.

The section applies prospectively to business combinations with an acquisition date on or after the beginning of the first annual reporting period on or after January 1, 2011. We have not yet adopted this standard.

Consolidations (Section 1601) and non-controlling interest (Section 1602)

In January 2009, the CICA issued Section 1601, Consolidations, and Section 1602, Non-Controlling Interests.

Section 1601 establishes standards for preparing consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. We have not yet adopted these standards.

International financial reporting standards (IFRS)

Canadian GAAP for publicly listed companies will be replaced with IFRS for fiscal years beginning on or after January 1, 2011.

We will begin reporting our financial statements in accordance with IFRS in the first quarter of 2011, and restate comparative information. Converting to IFRS will affect our accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may also affect business activities, such as foreign currency and certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

We have started the transition process from current Canadian GAAP to IFRS. We have established a project team that is led by finance management and have designated the appropriate resources to the project to develop an effective plan. We will continue to assess our resource and training requirements as the project progresses. The team makes regular progress reports to the Audit Committee of the Board of Directors on the status of our transition to IFRS.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Our conversion has four phases:

Phase 1 – Scoping and planning (completed in 2008)

•

establish a project management team and organizational structure, including oversight of the process develop a project management plan, stakeholder analysis and communication strategy

•

carry out an initial assessment of the key areas where the IFRS transition may have a significant impact and present significant challenges

Phase 2 – Detailed assessment (substantially completed in the third quarter of 2010)

•

conduct in-depth technical analysis to understand potential impacts, make decisions on accounting policy choices and draft accounting policies

•

identify additional resource and training requirements and processes for preparing financial statements, establishing IT system requirements and preparing detailed transition plans

Phase 3 – Implementation (in progress)

•

identify and carry out the implementation requirements for management's accounting choices

•

develop sample financial statements, implement business and internal control requirements, calculate the opening balance sheet at January 1, 2010 and complete other transitional reconciliations and disclosure requirements.

This phase will be completed with our annual financial reporting under IFRS in 2011.

Phase 4 – Post-implementation

•

continuous monitoring of changes in IFRS throughout the implementation process

•

assessing their impacts on the company and our reporting

Progress update

We continued implementing Phase 3 of our plan in the fourth quarter of 2010, and made progress in the following areas:

•

identifying and amending internal controls over financial reporting and business processes affected by IFRS

•

determining and selecting accounting policies

•

development of Eldorado's IFRS Accounting Policy Manual

•

preparing draft annual mock-up financial statements and notes under IFRS

As we complete the implementation phase, and as changes to IFRS standards may continue to occur, the differences and impacts described below may be subject to change.

We have evaluated the options available under IFRS1, and expect to apply the following optional exemptions:

•

to apply IFRS 3, Business Combinations, prospectively from January 1, 2010 (the transition date)

•

to apply IFRS 2, Share-Based Payments, only to share-based payments granted after November 7, 2002 that had not vested as of the transition date

•

to apply the borrowing cost exemption and will apply IAS 23, Borrowing Costs, prospectively from the transition date

•

to elect to recognize all cumulative actuarial gains and losses for all defined benefit plans that exist at the transition date in opening retained earnings

•

to elect to apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, for changes in these liabilities prospectively from the transition date.

These may have a significant impact on our results.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Significant accounting differences

We have identified the following areas where the accounting differences between Canadian GAAP and existing IFRS may have an impact on our consolidated financial statements. This is not, however, a complete list of changes that will result from the transition to IFRS. It is intended to highlight the areas we believe to be most significant.

The International Accounting Standards Board (IASB) has significant ongoing projects that are expected to result in new and/or revised accounting standards. We can measure the final impact of IFRS on our consolidated financial statements only when we know all of the standards that will apply at the conversion date. The differences we describe below are based on existing Canadian GAAP and IFRS at December 31, 2010.

Impairment of assets

Canadian GAAP generally uses a two-step approach to impairment testing:

•

first, compare asset carrying values with undiscounted future cash flows to determine whether there is an impairment

•

if so, measure it by comparing asset carrying values with fair values.

International Accounting Standard (IAS) 36, Impairment of Assets, uses a one-step approach for both testing for and measuring impairment:

•

compare asset carrying values directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows).

This can result in more write-downs if the carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis but could not be supported on a discounted cash flow basis.

IAS 36 also requires any previous impairment losses to be reversed if circumstances change and the impairments are reduced. Canadian GAAP does not allow impairment losses to be reserved.

Provision for reclamation and rehabilitation

The key areas of difference between IFRS and Canadian GAAP include:

•

the discount rate used

•

the re-measurement requirements

•

the constructive obligation concept.

Under IFRS, a liability must be recognized at the time the entity becomes legally or constructively obliged to rehabilitate disturbance resulting from mining activities. Under Canadian GAAP, a liability is only recognized when the entity is legally bound.

Discount rates should reflect the risks specific to the decommissioning provision. Unlike IFRS, discount rates for asset retirement obligations under Canadian GAAP are based on the entity's credit-adjusted risk-free rate. IFRS requires re-measurement of the liability at each reporting date, whereas Canadian GAAP requires re-measurement of the liability in the event of changes in the amount or timing of cash flows required to settle the obligation.

The use of the current discount rate for all changes in estimates combined with the requirement to re-measure the liability at each reporting date under IFRS, will significantly simplify the process required to measure any restoration liabilities because there will no longer be a need to record separate layers for the original liability and each subsequent upward revision in estimated cash flows. Under IFRS, accretion must be presented as an interest expense and included in Interest and financing costs on the statement of earnings. There is no prescribed presentation for asset retirement obligation accretion under Canadian GAAP.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Business combinations

There are certain differences between IFRS and Canadian GAAP when accounting for business combinations.

Canadian GAAP requires share-based consideration to be valued based on the announcement date share price. Under IFRS, share-based consideration must be valued based on its fair value at the acquisition date.

Under IFRS, restructuring costs and other transactions costs are expensed on acquisition. They are included in the purchase consideration under Canadian GAAP.

Under Canadian GAAP, after a business combination, we record non-controlling interest at the historical carrying value of the assets and liabilities of the acquired entity. Under IFRS, we record non-controlling interest based on its share of the fair value of the assets and liabilities of the acquired entity.

Income taxes

Existing IFRS requires the recognition of deferred taxes in situations not required under Canadian GAAP. Specifically, a deferred tax liability (asset) is recognized for exchange gains and losses relating to foreign non-monetary assets and liabilities that are re-measured into the functional currency using historical exchange rates.

Similar timing differences are also recognized for the difference in tax bases between jurisdictions as a result of intra-group transfer of assets. Future tax liabilities for temporary tax differences on asset acquisitions are not recognized.

Property, plant and equipment

Separate accounting for components of property, plant and equipment is more rigorously applied and broader under IFRS. Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately depreciated.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Opening balance sheet as at January 1, 2010

This draft opening balance sheet as at January 1, 2010 reflects our estimates of the most significant differences between Canadian GAAP and IFRS earnings, and our first-time adoption elections. It is preliminary and unaudited and may be adjusted for new IFRS pronouncements or other changes identified after the date of this MD&A.

January 1, 2010 $ thousands	(see note)	Canadian GAAP	Effect of transition to IFRS	IFRS
Assets
Cash and cash equivalents		265,369	-	265,369
Restricted cash		50,000	-	50,000
Marketable securities		13,951	-	13,951
Accounts receivable and other		32,041	-	32,041
Inventories		129,197	-	129,197
Total current assets		490,558		490,558
Inventories		31,534	-	31,534
Restricted assets and other		8,265	-	8,265
Mining interests	(ai) (c)	2,580,816	(52,934)	2,527,882
Goodwill		324,935	-	324,935
Total non-current assets		2,945,550	(52,934)	2,892,616
Total assets		3,436,108	(52,934)	3,383,174
Liabilities
Accounts payables and accrued liabilities		154,124		154,124
Debt – current		56,499	-	56,499
Future income taxes	(aii)	4,264	(4,264)	-
Total current liabilities		214,887	(4,264)	210,623
Debt – long term		134,533	-	134,533
Pension fund obligation	(b)	3,126	4,870	7,996
Asset retirement obligations	(c)	26,566	429	26,995
Future income taxes	(a)	390,242	(34,967)	355,275
Total non-current liabilities		554,467	(29,668)	524,799
Total liabilities		769,354	(33,932)	735,422
Equity
Share capital		2,671,634	-	2,671,634
Contributed surplus		17,865	-	17,865
Accumulated other comprehensive income		2,227	-	2,227
Deficit		(51,116)	(19,002)	(70,118)
Total equity attributable to equity holders of the Company		2,640,610	(19,002)	2,621,608
Non-controlling interest	(d)	26,144	-	26,144
Total equity		2,666,754	(19,002)	2,647,752
Total liabilities and equity		3,436,108	(52,934)	3,383,174

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Explanatory notes – all amounts in $1,000's

a)

i)

Under IFRS, we no longer recognize deferred income taxes on an asset acquisition. Reversing the deferred income tax liability recognized on our acquisition of Frontier results in the following adjustments at January 1, 2010: a $51,440 decrease in mineral interest, a $37,582 decrease in deferred income tax liabilities and a $13,858 increase in deficit.

ii)

Under IFRS, we calculate deferred income tax in the functional currency by translating the asset's tax basis using historical rates. Under Canadian GAAP, we calculated deferred income tax in the local currency, and then translated it into the functional currency at the period end rate. Adopting IFRS results in the following adjustments at January 1, 2010: an $1,864 decrease in mineral interest, a $4,264 decrease in current deferred income tax liability, a $2,615 increase deferred income tax liability and a $215 increase in deficit.

b)

i)

Under IFRS, we recognize actuarial gains and losses arising from the re-measurement of employee future benefit obligations in other comprehensive income as they arise. Under Canadian GAAP, we applied the corridor method of accounting for these gains and losses, and recognized them only if they exceed specified thresholds. Adopting IFRS increases the carrying value of the net liability for employee future benefit obligations and deficit by $2,095 to recognize cumulative net actuarial gains and losses as at January 1, 2010. We did not recognize any actuarial gains and losses under Canadian GAAP using the corridor approach.

ii)

Under IFRS, we expense the cost of past service benefits awarded to employees under postemployment benefit plans over the periods in which the benefits vest, which usually corresponds to the period in which the benefits are granted. Under Canadian GAAP, we expensed past service costs over the weighted average service life of active employees remaining in the plan. Adopting IFRS increases account payables, accrued liabilities and deficit for employee future benefits in the statement of financial position by $2,775 at January 1, 2010.

c)

Under IFRS, a change in the current market-based discount rate changes the measurement of our provision for asset retirement obligations. Under Canadian GAAP, a change in the discount rate alone did not result in a re-measurement.

We have performed an analysis of the discount rate used to calculate the present value of our asset retirement obligations at January 1, 2010, re-measured it using the discount rate in effect at that date, and recorded an adjustment to the corresponding asset. This adjustment increases mining interest by $370, increased asset retirement obligations by $429 and increased deficit by $59 at January 1, 2010.

d)

Under IFRS, we include a subsidiary's non-controlling interest in the joint venture's net assets in equity, and allocate its share of the joint venture's comprehensive income directly to equity. Under Canadian GAAP, we presented the subsidiary's non-controlling interest as a separate item in its statement of financial position, between liabilities and equity, and deducted its non-controlling interest in the joint venture's net income and comprehensive income from its net income and comprehensive income. We reclassified non-controlling interest of $26,144 at January 1, 2010, as determined under Canadian GAAP, to equity.

e)

We have chosen to apply IFRS relating to business combinations prospectively from January 1, 2010, in accordance with IFRS transitional provisions, and have carried forward Canadian GAAP balances relating to business combinations entered into before that date, including goodwill, without adjustment.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

The following is a summary of adjustments to our retained earnings on transition from

Canadian GAAP to IFRS:

$ thousands	January 1, 2010
Retained earnings as reported under Canadian GAAP	(51,116)
Employee future benefits – actuarial gains and losses (b i)	(2,095)
Employee future benefits – past service costs (b ii)	(2,775)
Deferred income tax (a)	(14,073)
Asset retirement obligation (c)	(59)
(19,002)
Retained earnings as reported under IFRS	(70,118)

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2010, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

We acquired Brazauro on July 20, 2010. As permitted by applicable rules of certification, we excluded, solely to the extent it overlaps with internal control, Brazauro's operations from our annual assessment of disclosure controls and procedures for the year ended December 31, 2010.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2010. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2010 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well it's designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

On July 20, 2010, we completed our acquisition of Brazauro. We consider the acquisition of Brazauro non-material to our results of operations, financial position and cash flows from the date of acquisition through December 31, 2010, and believe that the internal controls and procedures at Brazauro have a non-material effect on our internal control over financial reporting. We are in the process of integrating the Brazauro operations and will be expanding our internal control over financial reporting compliance program to include Brazauro over the next year.

MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

We excluded Brazauro in our annual assessment of internal control over financial reporting for the year ended December 31, 2010, as permitted by the Sarbanes-Oxley Act and applicable rules relating to business acquisitions. The Brazauro operations represented $160.0 million of total assets and none of our consolidated revenues as at and for the year ended December 31, 2010.

KPMG LLP, an independent registered public accounting firm, has audited management's assessment of the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements in Form 40-F.

Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except for the following.

We completed the integration of the Sino Gold operations in 2010, and expanded our internal controls over financial reporting compliance program to include those operations. We also implemented a new ERP system in Vancouver and at our Turkish operations. Management used appropriate procedures to ensure internal controls were in place during and after the implementation.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•

It typically includes words and phrases about the future, such as:  plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, may, could, would, might, will.

•

Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.

•

It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.

•

It is also subject to the risks associated with our business, including

•

the changing price of gold and currencies,

•

actual and estimated production and mineral reserves and resources,

•

the speculative nature of gold exploration,

•

risks associated with mining operations and development,

•

regulatory and permitting risks,

•

acquisition risks, and

•

other risks that are set out in our annual information form and MD&A.

•

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

We recommend that you review our annual information form, which include a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2010

Summary of quarterly results

($000)			2010				2009
	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter	Third quarter	Fourth quarter
Total revenues	181,479	206,443	190,305	212,948	52,206	80,147	81,608	144,506
Net income (loss)	52,845	60,508	48,773	43,937	13,061	25,900	30,154	33,289
Earnings per share
- basic	0.10	0.11	0.09	0.08	0.04	0.07	0.08	0.08
- diluted	0.10	0.11	0.09	0.08	0.04	0.07	0.08	0.08

The increases in the quarterly results for 2010 result primarily from the acquisition of Sino Gold in the fourth quarter 2009.